Exhibit 99.1

ObsEva SA Announces New Interim Chief Financial Officer

Geneva, Switzerland and Boston, MA – April 6, 2020 – ObsEva SA (NASDAQ: OBSV), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health today announced the nomination of Fabien de Ladonchamps, Vice President Corporate Affairs & Finance, as interim Chief Financial Officer and member of the Executive Committee, following the resignation of Tim Adams, effective close of business April 10, 2020. Tim Adams has served as CFO of ObsEva since January 2017 and is departing the Company to pursue a new opportunity.

 “On behalf of the Board of Directors and Executive team, I would like to thank Tim for his contributions to the Company and leadership during his tenure at ObsEva.  We would also like to thank Fabien for assuming this extended responsibility and his willingness to lead our financial operations. Fabien joined ObsEva in 2013 as a senior finance executive and has been involved in all aspects of the Company’s operations. I wish both continued success in their new positions,” said Ernest Loumaye, MD, PhD, CEO and Co-Founder of ObsEva.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile